Learning is broken, we hear the stories:

> OUR EMPLOYEE ENGAGEMENT PROGRAMS ARE SO STALE...HOW CAN I ENGAGE AND BRING REMOTE EMPLOYEES TOGETHER?

Head of People, Growing B2B Tech Firm

> I ABSOLUTELY HATE EVERYTHING ABOUT OUR CONTINUING EDUCATION PROGRAM

SVP, Wealth Management Global Investment Firm

> NO ONE IN OUR COMPANY USES OUR BORING LEARNING MANAGEMENT SYSTEM.

COO, Apparel Executive

> WE BADLY NEED SOMETHING FOR OUR SEXUAL HARASSMENT AND DIVERSITY TRAINING THAT'S MORE PERSONAL.

Administrator, Private School

Meet **Learnie**, the perfect fit for today's distracted learner!

Train & educate your modern workforce the way they want to learn:

  

- **Smartphone app-based**
- **User-generated**
- **Anywhere, anytime**
- **Save time & money on content creation**

- **Microlearning focus**
- **:30 burst learning**
- **Cognitive breaks**
- **Greater retention of content**

- **Community knowledge**
- **Employee engagement**
- **Public & private cohort-based knowledge share**
- **xAPI support**

We're an impact business and your SAAS subscription gives the gift of Learnie to a qualifying nonprofit of your choice!

       

Contact: michael@mylearnie.com   **Visit** www.mylearnie.com learnieapp.com